No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING AN EXEMPTION FROM

SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, AND PURSUANT TO SECTIONS 57(a)(4) and

57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT

TRIANGLE CAPITAL CORPORATION

3700 Glenwood Avenue, Suite 530

Raleigh, NC 27612

(919) 719-4770

All Communications, Notices and Orders to:

Garland S. Tucker, III and Steven C. Lilly

Triangle Capital Corporation

3700 Glenwood Avenue, Suite 530

Raleigh, NC 27612

Telephone: (919) 719-4770

Copies to:

John A. Good, Esq.

Helen W. Brown, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103

Telephone: (901) 543-5918

As filed with the Securities and Exchange Commission

On September 13, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Triangle Capital Corporation 3700 Glenwood Avenue, Suite 530 Raleigh, NC 27612 File No. Investment Company Act of 1940	: : : : : : : : : :

APPLICATION FOR AN AMENDED ORDER

PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940

GRANTING AN EXEMPTION FROM

SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT;

AND PURSUANT TO SECTIONS 57(a)(4) AND

57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER

THE 1940 ACT TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 57(a)(4) OF THE 1940 ACT

Triangle Capital Corporation (“Triangle” or the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an amended order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act1 granting an exemption from Sections 23(a), 23(b) and 63 and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 under the 1940 Act2. The Amended Order would amend the exemptive order issued by the Commission on March 18, 20083 (as amended by the exemptive order issued by the Commission on May 5, 2009,4 collectively, the “Prior Order”) only to permit Triangle to increase the maximum number of shares of restricted common stock (“Restricted Stock”)5 issued to non-employee directors under its Amended and Restated 2007 Equity Incentive Plan (the “Plan”). Except for the requested changes with respect to the annual grants to non-employee directors, all other terms and conditions of the Prior Order will continue to apply to Triangle and all other terms of the Plan will remain the same.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.
[3]	Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (February 20, 2008) (notice) and 28196 (March 18, 2008) (order).
[4]	Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (April 13, 2009) (notice) and 28718 (May 5, 2009) (order).
[5]	Under both, the Plan and Amended and Restated Plan, “Restricted Stock” means an award of Triangle’s shares of common stock for so long as the common stock remains subject to restrictions requiring that it be forfeited to Triangle if the conditions stipulated in the Plan are not met.

BACKGROUND AND SUMMARY OF APPLICATION

In this application (“Application”), Triangle respectfully requests an Amended Order to amend the Prior Order as set forth herein. The Prior Order permits Triangle, pursuant to the Plan, to permit an annual grant of Restricted Stock to each of its non-employee directors (the “Annual Grant”) of $30,000 worth of shares of common stock taken at the market value at the close of the exchange on the date of the Annual Grant. Pursuant to the Plan and the Prior Order, the Annual Grant, including the amount of Restricted Stock awarded under the Annual Grant, is automatic and cannot be changed without prior SEC approval. This Annual Grant is part of the compensation that non-employee directors earn for their service on Triangle’s Board of Directors (the “Board of Directors” or the “Board”) and respective Board committees.

Subsequent to the Prior Order, Triangle has increased its operations while continuing its effort to hire and retain qualified directors for its Board. In order to accomplish its goal to hire and retain qualified directors for its Board, Triangle believes that it is in the best interests of Triangle and its stockholders to increase the maximum number of shares of Restricted Stock it is able to issue to non-employee directors pursuant to the Plan to appropriately compensate non-employee directors for their services in proportion to Triangle’s growth. Triangle proposes to amend the Plan to permit the Annual Grant of up to 8,000 shares of Restricted Stock (the “Amended and Restated Plan”) to each non-employee director annually. Under the Amended and Restated Plan, the maximum amount of Restricted Stock that may be awarded under the Annual Grant will not be changed without SEC approval.

The Amended Order would (1) enable Triangle to appropriately compensate its non-employee directors in the form of Restricted Stock in proportion to their responsibilities and Triangle’s growth as a publically-traded business development company; and (2) allow Triangle to remain competitive within the relevant financial services industry to attract and retain qualified non-employee directors. In addition, the Amended Order would give Triangle’s Board the ability to grant more shares to each non-employee director without having to amend the Plan each time the Company seeks to increase the amount of shares to be granted, which in turn would require the filing of an amended application.

The terms and conditions of the Prior Order will continue to apply to Triangle, except as described in this Application. In addition, any other existing or future entities that may rely on the Amended Order in the future would comply with its terms and conditions.

GENERAL DESCRIPTION OF TRIANGLE

Triangle was organized under the General Corporation Law of the State of Maryland on October 10, 2006, for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act. In addition, Triangle has elected to be treated for tax purposes as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Triangle first offered its common stock to the public (“IPO”) pursuant to an effective Registration Statement on Form N-2 on February 13, 2007. Triangle’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “TCAP.”

Triangle operates as a specialty finance company that provides customized financing solutions to lower middle market companies that have annual revenues between $20.0 million and $200.0 million. Triangle’s investment objective is to seek attractive returns by generating current income from debt investments and capital appreciation from equity related investments. Triangle’s investment philosophy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Triangle invests primarily in senior and subordinated debt securities secured by first and second lien security interests in portfolio company assets, coupled with equity interests. Triangle’s investments generally range from $5.0 million to $25.0 million per portfolio company. In certain situations, Triangle has partnered with other unaffiliated funds to provide larger financing commitments.

Triangle’s Board currently consists of eight members, five of whom are not “interested persons” of Triangle within the meaning of Section 2(a)(19) of the 1940 Act. Triangle is internally managed by its executive officers under the supervision of the Board. As a result, Triangle does not pay external investment advisory fees, but instead incurs operating costs associated with employing investment and portfolio management professionals.

TRIANGLE’S CURRENT EQUITY COMPENSATION PLAN

Triangle’s Board and sole stockholder approved Triangle’s 2007 Equity Incentive Plan (the “Original Plan”) effective February 13, 2007, for the purpose of attracting and retaining the services of executive officers, other key employees and directors. On February 6, 2008, the Board voted to approve the Amended and Restated 2007 Equity Incentive Plan (the “Plan”), and to recommend approval of the Plan by Triangle’s stockholders, subject to an order from the Commission granting exemptive relief. On March 18, 2008, Triangle received an order from the SEC authorizing such issuance of restricted stock to Triangle’s employees and non-employee directors and on May 7, 2008, Triangle’s stockholders approved the Plan and the 2008 Annual Meeting of Stockholders. Pursuant to the Plan, up to 900,000 shares of common stock were initially reserved for issuance. On March 7, 2012, Triangle’s Board approved, and on May 2, 2012 at the 2012 Annual Stockholder’s Meeting, Triangle’s stockholders approved, an increase in the number of shares reserved for issuance under the Plan by 1,500,000 shares, increasing the total number of shares currently reserved for issuance to 2,400,000 shares of common stock.

Subject to the provisions of the 1940 Act, Triangle may award stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance awards and other stock-based awards pursuant to the Plan. Awards may be made under the Plan to officers, other employees and directors of Triangle. Unless terminated sooner by the Board, the Plan will terminate on February 13, 2017, and no additional awards may be made after that date. To date, no Stock Options have been granted under the Plan.

The Plan is subject to the following conditions, as stipulated by the 1940 Act and the Prior Order:

•

The total number of shares that may be outstanding as restricted shares under the Plan may not exceed 10% of the total number of the Company’s shares of common stock authorized and outstanding at any time.

•	No one person will be granted awards of restricted stock relating to more than 25% of the shares available for issuance under the Plan.

•

The amount of voting securities that would result from the exercise of all Triangle’s outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plan, at the time of issuance will not exceed 25% of Triangle’s outstanding voting securities.

•	Notwithstanding the immediately preceding limitation, if the amount of voting securities that would result from such exercise of all of Triangle’s outstanding warrants, options and rights issued to Triangle’s directors, officers and employees, together with any restricted stock issued pursuant to the Plan, would exceed 15% of our outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plan, at the time of issuance will not exceed 20% of Triangle’s outstanding voting securities.

•	An employee participating in the Plan may not receive options to purchase in excess of 100,000 shares of Triangle’s common stock in any single calendar year.

•

Non-employee directors receive an automatic grant of Restricted Stock at the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse one year from the grant date. The number of shares granted to each non-employee director will be the equivalent of $30,000 worth of shares taken at the market value at the close of the New York Stock Exchange on the date of grant. The grants of restricted stock to non-employee directors under the Plan are automatic and not subject to change without SEC approval.

Shares granted pursuant to a Restricted Stock award are not be transferable until such shares have vested in accordance with the terms of the award agreement, unless the transfer is by will or by the laws of descent and distribution.

Triangle proposes to amend and restate the Plan to increase the amount of the Annual Grant to its non-employee directors. All other terms governing the grant of Restricted Stock to Triangle’s directors and employees specified under the Plan and previously approved by the Commission and the Company’s stockholders shall remain the same. The purpose of the increased amount of Restricted Stock available under the Plan is to give the Board the ability to grant more shares to each non-employee director without having to amend the Plan each time the Company seeks to increase the amount of shares to be granted, which in turn would require the filing of an amended application. The Amended and Restated Plan is attached to this application as Exhibit A.

REASON FOR REQUEST

Compensation Practices in the Asset Management Industry

Triangle believes that the market for superior investment professionals is highly competitive. Triangle must compete for talent with commercial banks and investment banks, which are generally able to award many different types of stock-based incentive compensation to their directors. Moreover, Triangle must compete for leadership with private equity funds, which generally have the discretion to offer a portion of their various carried interests to induce professional talent to associate with their funds without being required to obtain Commission approval each time. Triangle’s success depends largely on its ability to attract top professional talent, which requires it to offer fair compensation packages to its Board of Directors that are competitive with those offered by the types of competitors mentioned above. Triangle believes that the highly specialized nature of its business, the competitiveness of its market, its significant growth and the small size of its leadership base relative to its assets and revenue make retention of its Board of Directors even more critical for Triangle. In that regard, the ability to offer additional equity-based compensation to its Board of Directors, which both aligns better the behavior of the Board of Directors with stockholder interests and provides a retention tool, is vital to Triangle’s future growth and success.

Triangle wishes to increase the amount of the Annual Grant to its non-employee directors.6 The Amended and Restated Plan would enable Triangle to offer non-employee directors compensation packages that are competitive with those offered by its competitors and other investment management businesses, which would enhance the ability of Triangle to hire and retain highly experienced individuals to serve as non-employee directors.

Use of Restricted Stock

Triangle believes that the particular characteristics of its business, the dependence Triangle has on its Board of Directors to conduct its business effectively and the highly competitive environment in which it operates require the use of equity-based compensation in its compensation system. Retention and recruitment of the best people is vital to the future success and growth of Triangle’s business and is in the best interests of Triangle’s stockholders. Appropriate compensation plans that support the company’s objectives and align the interests of stockholders and employees are essential to long term success in the investment business in general and critical to Triangle’s business in particular. Most of the leading asset management, private equity and commercial finance firms in the United States provide equity-based compensation in one form or another.

Triangle strongly believes that the most appropriate form of equity-based compensation that it can continue to offer is Restricted Stock. Relative to other forms of equity-based compensation, Restricted Stock will allow Triangle to (1) develop superior alignment to business plan, stockholder interests and interests of the Board of Directors; (2) match the return expectations of the business more closely with its equity-based compensation plan and (3) manage dilution associated with equity-based compensation. Triangle continues to believe the Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application. Triangle believes the ability to issue more shares of Restricted Stock pursuant to the Annual Grant will enable it to continue to use the most appropriate form of equity-based compensation in such amounts that will enable Triangle to retain and recruit the most qualified individuals for its Board of Directors.

Matching Return Expectations

Restricted Stock motivates behavior that is more consistent with the type of return expectations that Triangle has established for its stockholders. Triangle’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time. Further, Triangle’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an appropriate compensation tool for Triangle to align Board interests with stockholder interests. Shares of Restricted Stock that vest over time will continue to allow Triangle to provide meaningful rewards over time to non-employee directors.

Managing Dilution

Dilution is an important consideration for stockholders. Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to the recipient. This is particularly true given the high level of dividend statutorily embedded in the Company’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, the Company believes that the additional number of shares of Restricted Stock

[6]	Triangle requests that the Amended Order also permit the grant of Restricted Stock to its future non-employee directors.

that it will grant will continue to be only a fraction of the number of shares that would be subject to stock options were the Company to offer equivalent economic incentives through a stock option plan.

The Company’s management and the Board, including the Compensation Committee of the Board, have considered each of the factors discussed above and believe that the ability to issue additional shares of Restricted Stock pursuant to the Annual Grant is in the best interest of the Company’s stockholders and business.

THE AMENDED AND RESTATED PLAN

The Amended and Restated Plan, a copy of which is attached to this Application as Exhibit A, authorizes the Annual Grant of up to 8,000 shares of Restricted Stock subject to the granting of this Amended Order, and to stockholder approval of the Amended and Restated Plan at the 2013 Annual Meeting of Stockholders. All other terms and conditions of the Prior Order will continue to apply to Triangle. Pursuant to the Amended and Restated Plan, the maximum number of shares of Restricted Stock available for the Annual Grant will not be changed without SEC approval.

As set out in the Prior Order, the maximum amount of Restricted Stock that may be issued under the Amended and Restated Plan is limited to 10% of the outstanding shares of common stock of Triangle on the effective date of the Plan plus 10% of the number of shares of Triangle’s common stock issued or delivered by Triangle (other than pursuant to compensation plans) during the term of the Amended and Restated Plan.7 In addition, no recipient may be granted more than 25% of the shares of common stock reserved for issuance under the Amended and Restated Plan.

The number of shares awarded pursuant to the Annual Grant will be an amount set by the Compensation Committee (the “Committee”) of Triangle’s Board of Directors (which is comprised solely of non-employee, disinterested directors) each year and will not exceed 8,000 shares of Restricted Stock. Under the Plan, the Annual Grant is currently the equivalent of $30,000 worth of shares taken at the market value at the close of the exchange on the date of grant. Just like the Plan, the Amended and Restated Plan will be administered by the Committee, and reviewed periodically by the Committee and the full Board. Each issuance of Restricted Stock to non-employee directors will be approved by the Committee and a required majority, as defined in Section 57(o) of the 1940 Act (the “required majority”)8 of the Company’s directors on the basis that such issuance is in the best interests of the Company and its stockholders. The Committee will have the responsibility to ensure that the Amended and Restated Plan is operated in a manner that best serves the interests of the Company and its stockholders. The maximum number of shares of Restricted Stock awarded to non-employee directors pursuant to the Annual Grant will not be changed following Commission approval, without further Commission approval. All non-employee directors will receive an equal number of Restricted Stock grants each year.

The Amended and Restated Plan has been approved by the Board as a whole, including a majority of the disinterested directors and the required majority. Just like the Plan, the date on which the required majority approves an issuance of Restricted Stock will be deemed the date on which the Restricted Stock is granted. The Amended and Restated Plan will be submitted for approval to Triangle’s stockholders at the 2013 Annual Meeting, and will become effective upon such approval, subject to the issuance of the Amended Order.

[7]	For purposes of calculating compliance with this limit, Triangle will count as Restricted Stock all shares of Triangle’s common stock that are issued pursuant to the Amended and Restated Plan less any shares that are forfeited back to Triangle and cancelled as a result of forfeiture restrictions not lapsing.
[8]	The term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

The Board, including the required majority, found that permitting an Annual Grant of up to 8,000 shares of Restricted Stock is essential to long term success in the investment business in general and critical to Triangle’s business in particular and will have a clear and meaningful benefit to Triangle and its stockholders. The Board, including the required majority, also found that the Annual Grant of up to 8,000 shares of Restricted Stock will allow Triangle to better align its business plan, stockholder interests and Board interests based on the nature of Triangle’s business as well as the characteristics of Restricted Stock, allowing Triangle’s non-employee directors to become owners of additional stock with an interest in increasing market value of the Company’s common stock. The Board, including the required majority, considered, among other things, the impact of the Annual Grant on outside stockholders, including the impact of dilution that the Amended and Restated Plan would have with the limit on outstanding Restricted Stock of 10% of Triangle’s outstanding common stock.

Triangle will continue to comply with all disclosure requirements applicable to BDCs, including the disclosure requirements for director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors.9

APPLICABLE LAW AND NEED FOR RELIEF

Under Section 63, the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock pursuant to the Annual Grant as provided under the Amended and Restated Plan.

Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the common stock’s current net asset value, except with the consent of a majority of the company’s common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (1) a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not interested persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) a required majority of the BDC’s directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the BDC) have determined that such sale would be in the best interests of the BDC and its stockholders; and (3) a required majority of the BDC’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

Because the issuance of additional shares of Restricted Stock for the Annual Grant that would be permitted under the Amended and Restated Plan would not meet the terms of Section 63(2), Sections 23(b) and 63 would prevent the issuance of the Restricted Stock in excess of the amount permitted by the Prior Order.

[9]	See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (Proposed Rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (Final Rule and Proposed Rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, the analog to Section 57(a)(4) for registered investment companies, is made applicable to BDCs by Section 57(i). Rule 17d-1 proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d- 1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of restricted stock is not specifically covered by Section 57(a)(4) or Rule 17d-l, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

REQUESTED ORDER

Triangle requests an Amended Order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-l under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), to permit Triangle to amend and restate the Plan to increase the amount of shares of Restricted Stock that may be granted to non-employee directors under the Annual Grant.10 All other terms and conditions of the Prior Order will continue to apply to Triangle.

STANDARDS FOR EXEMPTION UNDER SECTION 6(c)

Section 6(c), which governs Triangle’s request for exemptive relief from Sections 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

[10]	Triangle asks that the Amended Order also apply to future non-employee directors of Triangle that are eligible to receive Restricted Stock.

Necessary or Appropriate in the Public Interest

Triangle submits that maintaining the ability of a BDC that identifies, invests in and actively works with lower middle market companies to attract and retain highly qualified non-employee members for its Board is in the public interest, including the interests of Triangle’s stockholders. These directors, in turn, are likely to increase Triangle’s performance and stockholder value. Triangle competes for experienced directors primarily with banks, private equity funds, and other financial services companies that are not investment companies regulated by the 1940 Act. These organizations are able to offer all types of equity-based compensation to their directors, including a discretionary amount of restricted stock, and, therefore, have an advantage over Triangle in attracting and retaining highly qualified individuals. For Triangle to compete on a more equal basis with such organizations, it must be able to attract and retain experienced directors and offer them comparable compensation packages. Having the ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant will allow Triangle to competitively compensate its Board while also aligning the interests of its Board with the success of Triangle and the interests of its stockholders and preserving cash for further investment. Triangle acknowledges that, while a potentially higher Restricted Stock award granted under the Amended and Restated Plan would have a dilutive effect on the stockholders’ equity in Triangle, that effect would be outweighed by the anticipated benefits of the Amended and Restated Plan to Triangle and its stockholders and minimized by Triangle’s large number of shares currently outstanding.

Consistency with the Protection of Investors

Just like the Plan, investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Amended and Restated Plan has been approved by the Board and will be submitted to Triangle’s stockholders for their approval or disapproval at the 2013 Annual Meeting. A proxy statement submitted to Triangle’s stockholders will contain a concise “plain English” description of the only change under the Plan, which is Triangle’s ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant and its potential dilutive effect. Triangle also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. If the Amended and Restated Plan is not approved by stockholders, it will not be implemented and the Plan will stay in place as currently authorized. Thus, Triangle’s stockholders will have the opportunity to decide for themselves whether the prospective benefits offered by Triangle’s ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant are worth the dilution that will result from its operation. In addition, Triangle’s stockholders will be further protected by the conditions as currently set out under the Plan that assure continuing oversight of the operation of the Amended and Restated Plan by Triangle’s Board.

Consistency with the Purposes of the 1940 Act

The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options. Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. Finally, in 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company. In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

As indicated earlier, Triangle competes with banks, private equity funds, and other financial services companies that are not investment companies regulated by the 1940 Act and may be disadvantaged in attracting and retaining directors because the Annual Grant is currently a fixed amount of $30,000 shares of Restricted Stock as part of a compensation plan to non-employee directors. This fixed dollar amount does not take into consideration Triangle’s growth since it last sought exemptive relief to issue Restricted Stock to non-employee directors.11 The Commission has expressed approval for direct stock grants to non-employee directors without requiring exemptive relief.12 Triangle may, like other BDCs,13 seek to make a direct stock grant consistent with the Commission’s express approval.

STANDARDS FOR AN ORDER UNDER RULE 17d-1

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule l7d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Amended and Restated Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer, or employee of a BDC to acquire warrants, options, and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). Triangle submits that the ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant poses no greater risk to stockholders than the issuances currently permitted by the Plan and under Section 57(j)(1).

Differences in Participation

Triangle’s role is necessarily different from that of the non-employee directors in the arrangement at issue. The respective rights and duties of Triangle and its non-employee directors are different and not comparable. However, the Company’s participation with respect to the Amended and Restated Plan will not be “less advantageous” than that of the non-employee directors. Triangle, either directly or indirectly, is responsible for the compensation of the non-employee directors and the Amended and Restated Plan, just like the Plan, is simply Triangle’s chosen method of providing such compensation. Moreover, the Amended and Restated Plan will provide the benefit to the Company of enhancing its ability to attract and retain highly qualified non-employee directors. The Amended and Restated Plan will help align the interests of Triangle’s directors with those of its stockholders, which will encourage conduct on the part of the non-employee directors designed to produce a better return for the Company’s stockholders.

[11]	See Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (February 20, 2008) (Notice) and 28196 (March 18, 2008) (Order).
[12]	See Commission Release No. IC-24083, SEC Interpretation: Matters Concerning Independent Directors of Investment Companies, October 14, 1999. In this release, the Staff stated that it would not recommend enforcement action to the Commission under section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable.
[13]	See Kohlberg Capital , et al., Investment Company Act Release Nos. 29376 (August 3, 2010) (Notice); and 29407 (August 31, 2010) (Order).

CONSISTENCY WITH SECTIONS 23(a) AND 23(b)

Triangle further submits that the Amended and Restated Plan would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant does not raise concern about preferential treatment of Triangle’s insiders because the Amended and Restated Plan is a bona fide compensation plan of the type that is common among corporations generally, and that are contemplated by Section 61 of the 1940 Act and approved by the Commission in the Company’s Prior Order and by the orders given to MCG Capital Corporation, Hercules Technology Growth Capital, Inc., Main Street Capital Corporation, Harris & Harris Group, Inc., Baker Fentress, and Adams Express. Triangle also asserts that the Amended and Restated Plan would not become a means for insiders to obtain control of Triangle because the maximum amount of Restricted Stock that may be issued under the Amended and Restated Plan will continue to be 10% of the outstanding shares of common stock of Triangle on the effective date of the Plan plus 10% of the number of shares of Triangle’s common stock issued or delivered by Triangle (other than pursuant to compensation plans) during the term of the Amended and Restated Plan.14 Triangle further states that the ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant will not unduly complicate Triangle’s structure because all other terms under the Plan will remain the same.

PRIOR COMMISSION ORDERS RELATING TO USE OF EQUITY-BASED COMPENSATION BY BUSINESS DEVELOPMENT COMPANIES

The 1980 Amendments also permit BDCs to issue warrants, options, and rights to purchase voting securities to non-employee directors if that BDC complies with certain conditions and if the issuance to the non-employee directors is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of such company or its stockholders or partners. The Commission has approved a number of equity compensation plans pursuant to Section 61(a)(3)(B).15

The important role that equity compensation can play in attracting and retaining qualified leadership has also been expressly recognized by the Commission in connection with Triangle’s Prior Order and with respect to other internally managed BDCs specifically.

[14]	For purposes of calculating compliance with this limit, Triangle will count as Restricted Stock all shares of Triangle’s common stock that are issued pursuant to the Plan less any shares that are forfeited back to Triangle and cancelled as a result of forfeiture restrictions not lapsing.
[15]

See, e.g. Gladstone Capital Corporation, Release No. IC-25881 (Jan. 3, 2003) (Notice), Release No. IC-25917 (Jan. 29, 2003) (Order); UTEK Corporation, Release No. IC-25468 (March 20, 2002) (Notice), Release No. IC-25529 (April 6, 2002) (Order); Medallion Financial Corp., Release No. IC-24342 (March 17, 2000) (Notice), Release No. IC-24390 (April 12, 2000) (Order); Franklin Capital Corporation, Release No. IC-24254 (Jan. 18, 2000) (Notice), Release No. IC-24287 (Feb. 14, 2000) (Order); Elk Associations Funding Corporation, Release No. IC-23934 (Aug. 3, 1999) (Notice), Release No. IC-23984 (Aug. 31, 1999) (Order); Allied Capital Corporation, Release No. IC-23946 (Aug. 12, 1999) (Notice), Release No. IC-24000 (Sept. 8, 1999) (Order); American Capital Strategies, Release No. IC-23785 (April 14, 1999) (Notice), Release No. IC-23830 (May 11, 1999) (Order); Brantley Capital Corporation, Release No. IC-23766 (March 30, 1999) (Notice), Release No. IC-23812 (April 28, 1999) (Order); Sirrom Capital Corporation, Release No. IC-23228 (May 29, 1998) (Notice), Release No. IC-23271 (June 24, 1998) (Order); Equus II Incorporated, Release No. IC-22853 (Oct. 10, 1997) (Notice), Release No. IC-22874 (Nov. 4, 1997) (Order); Harris & Harris Group, Inc., Release NO. IC-21755 (Feb. 15, 1996) (Notice), Release No. IC-21822 (March 12, 1996) (Order); and Medallion Financial Corp., Release No. IC-22350 (Nov. 25, 1996) (Notice), Release No. IC-22417 (Dec. 23, 1996) (Order).

Hercules Technology Growth Capital, Inc. Hercules Technology Growth Capital, Inc., an internally managed BDC, filed an application on July 7, 2006, and amendments to the application on April 4, 2007 and May 1, 2007, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The order granted on May 23, 2007 (the “Hercules Order”) permits the applicant to issue Restricted Stock as compensation to its employees and non-employee directors and to employees of certain subsidiaries.16

MCG Capital Corporation. MCG Capital Corporation, an internally managed BDC, filed an application on September 2, 2005, and an amendment to the application on January 31, 2006, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and rule 17d-1 under the 1940 Act. The order granted on April 4, 2006 (the “MCG Order”) permits the applicant to issue 7,500 shares of Restricted Stock as compensation to its non-employee directors.17

Main Street Capital Corporation. Main Street Capital Corporation (“Main Street”), an internally managed BDC filed an application on July 27, 2007, and an amendment to the application on December 5, 2007, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The order granted on January 16, 2008 (the “Main Street Order”) permits the applicant to issue $30,000 worth of Restricted Stock based on the market value at the close of the NYSE on the date of grant as compensation to its non-employee directors.18 Similar to Triangle, Main Street subsequently filed an application on July 16, 2012 requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit, among other things, the issuance of up to 10,000 shares of restricted stock to each of its non-employee directors.19

Kohlberg Capital Corporation. Kohlberg Capital Corporation (“Kohlberg”) filed a similar application on February 27, 2007, and subsequent amendments to the application on February 13, 2008, February 22, 2008, March 10, 2008 and July 29, 2010, requesting an order under Section 6(c) granting an exemption from Sections 23(a), 23(b) and 63; and under Sections 57(a)(4) and 57(i) and Rule 17d-1. The order granted on March 24, 2008 (the “Kohlberg Order”) permits Kohlberg to issue 4,000 shares of restricted stock each year to its non-employee directors.20

Harris & Harris Group, Inc. Harris & Harris Group, Inc. (“Harris”) filed a similar application on July 11, 2006 and amendments to the application on May 24, 2010, October 25, 2011, February 29, 2012 and March 7, 2012 requesting an order under Section 6(c) granting an exemption from Sections 23(a), 23(b) and 63 and under Sections 57(a)(4) and 57(i) of the 1940 Act and under Rule 17d-1 under the 1940 Act. The order granted on April 25, 2012 (the “Harris Order”) permits Harris to issue up to 2,000 shares of restricted stock each year to its non-employee directors, officers and employees.21

[16]	See Hercules Technology Growth Capital Inc., Investment Company Act Release Nos. 29287 (May 26, 2010) (Notice); 29303 (June 22, 2010) (Order); 27815 (May 2, 2007) (Notice) and 27838 (May 23, 2007) (Order).
[17]	See MCG Capital Corporation, Investment Company Act Release Nos. 29191 (March 25, 2010) (Notice); 29210 (April 20, 2010) (Order); 27258 (March 8, 2006) (Notice) and 27280 (April 4, 2006) (Order).
[18]	See Main Street Capital Corporation et al, Investment Company Act Release Nos. 28726 (May 19, 2009) (Notice) and 29768 (June 16, 2009) (Order).
[19]	See Main Street Capital Corporation et al. Request for Exemptive Relief, File No. 812-14057 (July 16, 2012).
[20]	See Kohlberg Capital Corporation, Investment Company Act Release Nos. 29376 (Aug. 23, 2010) (Notice) and 29407 (Aug. 31, 2010) (Order).
[21]	See Harris & Harris Group, Inc., Release No. IC-29976 (March 3, 2012) (Notice), Release No. IC-30027 (April 25, 2012) (Order).

Triangle believes that the ability to issue Restricted Stock to non-employee directors of Triangle is substantially similar, for purposes of investor protection under the 1940 Act, to the issuance of warrants, options, and rights as contemplated by Section 61. Triangle further believes that the terms of its proposal are fair and reasonable and do not involve any overreaching.

Triangle believes that having the ability to grant up to 8,000 shares of Restricted Stock for the Annual Grant is fair and reasonable because of the skills and experience such directors provide to Triangle. Such skills and experience are critical for the management and oversight of Triangle’s investments and operations. Furthermore, as noted above, the ability to offer its non-employee directors, equity-based compensation is appropriate to enhance Triangle’s ability to obtain and retain high quality individuals to serve on its Board. It is also appropriate to provide fair and reasonable compensation for the services and attention the non-employee directors devote to Triangle as Triangle continues to grow. Triangle’s non-employee directors actively participate in service on committees of the Board, including the Nominating and Corporate Governance, Compensation and Audit committees, and other aspects of corporate governance, as well as make a meaningful contribution to Triangle’s business.

GENERAL RECOGNITION BY THE COMMISSION AND CONGRESS

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies (“SBICs”), and BDCs, to offer their employees equity-based compensation. The Commission and Congress have also recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to offer their non-employee directors equity based-compensation.

The Staff has recognized the importance of permitting investment companies to align the interests of management with those of its shareholders through the issuance of equity compensation. In an interpretive release issued by the Division of Investment Management, the Staff considered the question of compensating the directors of an open-end fund with shares of the open-end fund. In this context, Section 22(g) (which Section 23(a) mirrors) generally prohibits an open-end fund from issuing any of “its securities: (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization.” The Staff reasoned that compensating open-end fund directors with equity would provide them with a tangible stake in the financial performance of the funds. This aligning of interests between directors and the funds’ stockholders also serves to protect the interests of stockholders. The foregoing analysis is applicable in the context of a BDC that would like to use its equity securities to compensate its directors.

In the present case, Triangle is merely requesting that it be granted the ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue an Annual Grant of $30,000 worth of Restricted Stock measured by the market value on the date of the Annual Grant. The purpose of the increased amount of Restricted Stock available for the Annual Grant under the Amended and Restated Plan is to give the Board the ability to grant more shares to each non-employee director without having to amend the Amended and Restated Plan each time the Company seeks to increase the amount of shares to be granted, which in turn would require the filing of an amended application with the SEC. Under the Amended and Restated Plan, each year, the Committee (which is comprised of a majority of disinterested directors) would consider the appropriate amount of shares of Restricted Stock to grant to each non-employee director under the Annual Grant and would only authorize such grant if the required majority approved it.

The exact number of shares to be granted each year will be determined by the Committee and required majority and will be dependent on a number of factors, including but not limited to, total directors’ compensation, peer compensation of other similar companies, shares available under the Plan and other market conditions. The value of grants of Restricted Stock to non-employee directors under the Amended and Restated Plan, combined with other compensation such directors receive as permitted by applicable law and regulation,22 is well within the range of reasonable director compensation in consideration of the commitments non-employee directors are expected to undertake.

The ability to issue more shares of Restricted Stock for the Annual Grant would permit Triangle to devote more of its cash resources to additional investments. Perhaps most importantly, however, as a method of compensation which is of most value if Triangle’s stock continues to increase in value, the increased Restricted Stock awards serve the best interest of stockholders of Triangle by reinforcing the alignment of the interests of the non-employee directors and stockholders of Triangle. Triangle believes that having the ability to award up to 8,000 shares of Restricted Stock for the Annual Grant will provide significant incentives for non-employee directors to remain on the Board and to devote their best efforts to the success of Triangle’s performance and growth in the future, as they have done in the past. The ability to issue up to 8,000 shares of Restricted Stock for the Annual Grant will also provide a means for Triangle’s non-employee directors to increase their ownership interest in Triangle, thereby helping to ensure a close identification of their interests with those of Triangle and its stockholders. Finally, the ability to issue annually up to 8,000 shares of Restricted Stock for the Annual Grant will encourage non-employee directors to commit their talent and resources to Triangle rather than a competitor that may offer a larger equity incentive award. The Amended Order would amend the Prior Order only to permit Triangle to increase the maximum number of shares of Restricted Stock issued for the Annual Grant. All other terms and conditions of the Prior Order will continue to apply to Triangle.

TRIANGLE’S CONDITIONS

Triangle agrees that the Amended Order granting the requested relief will continue to be subject to the following conditions:

1. The Amended and Restated Plan will be approved by Triangle’s stockholders in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act.

2. Each issuance of Restricted Stock to non-employee directors will be approved by the required majority of Triangle’s directors, as defined in Section 57(o) of the 1940 Act, on the basis that such issuance is in the best interests of Triangle and its stockholders.

3. The amount of voting securities that would result from the exercise of all of Triangle’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of Triangle, except that if the amount of voting securities that would result from the exercise of all of Triangle’s outstanding warrants, options, and rights issued to Triangle’s directors, officers, and employees, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, would exceed 15% of the outstanding voting securities of Triangle, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Amended and Restated Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of Triangle.

[22]	We note that the Staff has previously stated that it would not recommend enforcement action to the Commission under section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. See Commission Release No. IC-24083, SEC Interpretation: Matters Concerning Independent Directors of Investment Companies, October 14, 1999. In the event that Triangle relies on this Staff position, any shares issued in reliance on this Staff position will be subject to the 10% limitation on outstanding Restricted Stock.

4. The maximum amount of Restricted Stock that may be issued under the Amended and Restated Plan will be 10% of the outstanding shares of common stock of Triangle on the effective date of the Plan plus 10% of the number of shares of Triangle’s common stock issued or delivered by Triangle (other than pursuant to compensation plans) during the term of the Amended and Restated Plan.

5. Both the full Board and the Committee will review periodically the potential impact that the issuance of Restricted Stock under the Amended and Restated Plan could have on Triangle’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Amended and Restated Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Amended and Restated Plan would not have an effect contrary to the interests of Triangle’s stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Amended and Restated Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its Staff.

PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Triangle Capital Corporation

3700 Glenwood Avenue, Suite 530

Raleigh, North Carolina 27612

Attention: Garland S. Tucker, III and Steven C. Lilly

Facsimile: (919) 719-4777; Telephone: (919) 719-4770

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Helen W. Brown, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103

Telephone: (901) 543-5918; Facsimile: (888) 789-4123

Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Triangle dated August 1, 2012. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

Exhibit List

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A	Triangle Capital Corporation’s Amended and Restated 2007 Equity Incentive Plan, as amended and restated

Exhibit B	Verification Required by Rule 0-2(d) of the 1940 Act

Exhibit C	August 1, 2012 Resolutions Authorizing Application

Triangle has caused this Application to be duly signed on its behalf on the 13th day of September, 2012.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III
	Name	Garland S. Tucker, III
	Title	Chairman of the Board, Chief Executive Officer and President

EXHIBIT A

Amended and Restated 2007 Equity Incentive Plan, as amended and restated

(see attached)

TRIANGLE CAPITAL CORPORATION

AMENDED AND RESTATED

2007 EQUITY INCENTIVE PLAN, AS AMENDED AND RESTATED

TRIANGLE CAPITAL CORPORATION

AMENDED AND RESTATED

2007 EQUITY INCENTIVE PLAN, AS AMENDED AND RESTATED

Section 1. Purposes.

1.1. Generally. This plan shall be known as the “Triangle Capital Corporation Amended and Restated 2007 Equity Incentive Plan” (the “Plan”). The purpose of the Plan is to promote the interests of Triangle Capital Corporation, a Maryland corporation (the “Company”), its Affiliates (as defined herein) and its stockholders by (i) attracting and retaining key officers, employees, and directors of, the Company and its Affiliates; (ii) motivating such individuals by means of individual performance-related incentives to achieve long-range performance goals; (iii) encouraging ownership of stock in the Company by such individuals; and (iv) linking their compensation to the long-term interests of the Company and its stockholders. With respect to any awards granted under the Plan that are intended to comply with the requirements of “performance-based compensation” under Section 162(m) of the Code, the Plan shall be interpreted in a manner consistent with such requirements.

1.2. Amendment and Restatement. This Plan amends and restates the Triangle Capital Corporation 2007 Equity Incentive Plan, as Amended and Restated and further amended and adopted on May 2, 2012 (the “Prior Plan”) in its entirety. All Awards (as defined below) granted subsequent to the date of this Plan’s adoption by the Company’s stockholders shall be subject to the terms of this Plan.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) “1940 Act” means the Investment Company Act of 1940, as amended.

(b) “Affiliate” shall mean any wholly-owned consolidated subsidiary of the Company.

(c) “Award” shall mean any Option or Restricted Share Award granted under the Plan, whether singly, in combination or in tandem, to a Participant by the Board pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Board may establish or which are required by applicable legal requirements.

(d) “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

(e) “Board” shall mean the Board of Directors of the Company.

(f) “Cause” shall mean, unless otherwise defined in the applicable Award Agreement, (i) the engaging by the Participant in willful misconduct that is injurious to the Company or its Affiliates, or (ii) the embezzlement or misappropriation of funds or property of the Company or its Affiliates by the Participant. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant’s action or omission was in the best interest of the Company. Any determination of Cause for purposes of the Plan or any Award shall be made by the Board in its sole discretion. Any such determination shall be final and binding on a Participant.

(g) “Change in Control” shall mean, unless otherwise defined in the applicable Award Agreement, any of the following events:

(i) any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act, other than the Company or an Affiliate thereof or any employee benefit plan of the Company or any of its Affiliates, becomes the beneficial owner of the Company’s securities having 35% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business);

(ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor company or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction are held in the aggregate by the holders of the Company’s securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction;

(iii) during any period of two (2) consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s stockholders, of each Director of the Company first elected during such period was approved by a vote of at least two-thirds (2/3rds) of the Directors of the Company then still in office who were (i) Directors of the Company at the beginning of any such period, and (ii) not initially (a) appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a Person other than the Board, or (b) designated by a Person who has entered into an agreement with the Company to effect a transaction described in (i) or (ii) above or (iv) or (v) below;

(iv) a complete liquidation or dissolution of the Company; or

(v) the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to an Affiliate).

(h) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(i) “Committee” shall mean a committee of two or more members of the Board appointed by the Board in accordance with Section 3.3.

(j) “Covered Officer” shall mean at any date (i) any individual who, with respect to the previous taxable year of the Company, was a “covered employee” of the Company within the meaning of Section 162(m); provided, however, that the term “Covered Officer” shall not include any such individual who is designated by the Board, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a “covered employee” with respect to the current taxable year of the Company and (ii) any individual who is designated by the Board, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a “covered employee” with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested.

(k) “Director” shall mean a member of the Board.

(l) “Disability” shall mean, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as a total and permanent disability under the Company’s then current long-term disability plan.

(m) “Employee” shall mean an officer or employee of the Company or of any Affiliate.

(n) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

(o) “Fair Market Value” with respect to the Shares, shall mean, for purposes of a grant of an Award as of any date, (i) the closing sales price of the Shares on the New York Stock Exchange, or any other such exchange on which the shares are traded, on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) in the event there is no public market for the Shares on such date, the fair market value as determined, in good faith, by the Board in its sole discretion (which, for purposes of Section 6.2, will in no event will be less than the net asset value of such Shares on such date, as determined in accordance with the 1940 Act and the rules thereunder), and for purposes of a sale of a Share as of any date, the actual sales price on that date.

(p) “Incentive Stock Option” shall mean an option to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(q) “Non-Qualified Stock Option” shall mean an option to purchase Shares from the Company that is granted under Sections 6 or 9 of the Plan and is not intended to be an Incentive Stock Option.

(r) “Non-Employee Director” shall mean a Director who is not an officer or employee of the Company.

(s) “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(t) “Option Price” shall mean the purchase price payable to purchase one Share upon the exercise of an Option.

(u) “Participant” shall mean any Employee or Director.

(v) “Performance Award” shall mean any Award granted under Section 8 of the Plan.

(w) “Person” shall mean any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

(x) “Restricted Share” or “Restricted Share Award” shall mean any Share granted under Sections 7 or 9 of the Plan.

(y) “Retirement” shall mean, unless otherwise defined in the applicable Award Agreement, retirement of a Participant from the employ or service of the Company or any of its Affiliates in accordance with the terms of the applicable Company retirement plan or, if a Participant is not covered by any such plan, retirement on or after such Participant’s 65th birthday.

(z) “SEC” shall mean the Securities and Exchange Commission or any successor thereto.

(aa) “Section 16” shall mean Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.

(bb) “Section 162(m)” shall mean Section 162(m) of the Code and the regulations promulgated thereunder and any successor provision thereto as in effect from time to time.

(cc) “Shares” shall mean shares of the common stock, $0.001 par value, of the Company.

(dd) “Substitute Awards” shall mean Awards granted solely in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

Section 3. Administration.

3.1. Administration by the Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3.3 hereof.

3.2. Powers of the Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

(a) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provision of each Award granted, including the time or times when a Participant shall be permitted to exercise an Award; and the number of Shares with respect to which an Award shall be granted to each such Participant. Notwithstanding the foregoing powers of the Board, any grants of Awards to Non-Employee Directors under the Plan shall be automatic and shall not be changed without SEC approval, and the issuance of any Award to an Employee will be approved by the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors on the basis that such issuance is in the best interests of the Company and its stockholders.

(b) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

(c) To amend the Plan or an Award as provided in Section 13.

(d) To terminate or suspend the Plan as provided in Section 13.

(e) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

3.3. Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of three (3) or more members of the Board, and the term “Committee” shall apply to any persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and Board references in the last sentence of this Section 3.3 shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

3.4. Effects of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

Section 4. Shares Available For Awards.

4.1. Shares Available. Subject to the provisions of Section 4.5 hereof, the stock to be subject to Awards under the Plan shall be the Shares of the Company and the maximum number of Shares with respect to which Awards may be granted under the Plan shall be 2,400,000. If, after the effective date of the Plan, any Shares covered by an Award granted under this Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates, expires unexercised or is canceled or settled without the delivery of Shares or with the delivery of a reduced number of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, reduction, forfeiture, termination, expiration or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld.

4.2. Limits on Grants of Individual Awards.

(a) No individual Participant shall be granted Options under the Plan in any calendar year that relate to more than 100,000 Shares.

(b) No individual Participant shall be granted Awards under the Plan relating to more than 25% of the Shares reserved for issuance.

4.3. Limits on Grants of Restricted Shares. The combined maximum amount of Restricted Shares that may be issued under the Plan will be 10% of the outstanding Shares on the Effective Date (as defined in Section 15.1 below) plus 10% of the number of Shares issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.

4.4. Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Shares issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4.5. Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares, then the Board shall in an equitable and proportionate manner (and, as applicable, in such manner as is consistent with Sections 422 and 409A of the Code and the regulations thereunder and with Section 162(m)) either: (i) adjust any or all of (1) the aggregate number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan; (2) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards under the Plan, provided that the number of shares subject to any Award shall always be a whole number; (3) the grant or exercise price with respect to any Award under the Plan (but only provided that the SEC has issued an exemptive order or the SEC’s staff has provided written confirmation allowing the Company to do so); and (4) the limits on the number of Shares that may be granted to Participants under the Plan in any calendar year; (ii) provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect; or (iii) make provision for a cash payment to the holder of an outstanding Award.

4.6. Substitute Awards. Any Shares issued by the Company as Substitute Awards in connection with the assumption or substitution of outstanding grants from any acquired corporation shall not reduce the Shares available for Awards under the Plan.

4.7. Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of issued Shares which have been reacquired by the Company.

4.8. No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate Section 61(a)(3) of the Act, and, if otherwise approved for grant, shall be void and of no effect. As provided in Section 9 of the Plan, the maximum number of Shares for grants under the Plan to Non-Employee Directors shall not be changed without SEC approval.

Section 5. Eligibility.

Any Employee or Director shall be eligible to be designated a Participant; provided, however, that Non-Employee Directors shall only be eligible to receive Awards of Restricted Shares granted consistent with Section 9.

Section 6. Stock Options.

6.1. Grant. The Board shall have sole and complete authority to determine the Participants to whom Options shall be granted, the number of Shares subject to each Award, the exercise price (subject to Section 6.2 below) and the conditions and limitations applicable to the exercise of each Option. The Board shall have the authority to grant Incentive Stock Options, and to grant Non-Qualified Stock Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. A person who has been granted an Option under this Plan may be granted additional Options under the Plan if the Board shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under all plans described in of Section 422(d) of the Code of the Employee’s employer corporation and its parent and Affiliates) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

6.2. Price. The Board in its sole discretion shall establish the Option Price at the time each Option is granted. Except in the case of Substitute Awards, the Option Price of an Option may not be less than one hundred percent (100%) of the Fair Market Value of the Shares with respect to which the Option is granted on the date of grant of such Option. Once established, the Option Price of any Option may not be changed absent an exemptive order from the SEC or written confirmation from its staff allowing the Company to do so.

6.3. Term. Subject to the Board’s authority under Section 3.2 and the provisions of Section 6.5, each Option and all rights and obligations thereunder shall expire on the date determined by the Board and specified in the Award Agreement. The Board shall be under no duty to provide terms of like duration for Options granted under the Plan. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of ten (10) years from the date such Option was granted.

6.4. Exercise.

(a) Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Board shall have full and complete authority to determine, subject to Section 6.5 herein, whether an Option will be exercisable in full at any time or from time to time during the term of the Option, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option as the Board may determine.

(b) The Board may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any Option granted hereunder shall be effective only at such time as the sale of Shares pursuant to such exercise will not violate any state or federal securities or other laws.

(c) An Option may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Board of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.

(d) Payment of the Option Price shall be made in cash or cash equivalents, or, at the discretion of the Board, (i) by transfer, either actually or by attestation, to the Company of Shares that have been held by the Participant for at least six (6) months (or such lesser period as may be permitted by the Board), valued at the Fair Market Value of such Shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Board, or (ii) by a combination of such cash (or cash equivalents) and such Shares; provided, however, that the optionee shall not be entitled to tender Shares pursuant to successive, substantially simultaneous exercises of an Option or any other stock option of the Company. Subject to applicable securities laws, an Option may also be exercised by delivering a notice of exercise of the Option and simultaneously selling the Shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the Option Price, together with any applicable withholding taxes. Until the optionee has been issued the Shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such Shares.

6.5. Ten Percent Stock Rule. Notwithstanding any other provisions in the Plan, if at the time an Option is otherwise to be granted pursuant to the Plan, the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company or its parent or Affiliate corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5)  years from the date such Option is granted.

Section 7. Restricted Shares.

7.1. Grant.

(a) Subject to the provisions of the Plan and other applicable legal requirements, the Board shall have sole and complete authority to determine the Participants to whom Restricted Shares shall be granted, the number of Restricted Shares to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Shares may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Share Awards shall be evidenced by Award Agreements in such form as the Board shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Board that are consistent with the terms of the Plan.

(b) Each Restricted Share Award made under the Plan shall be for such number of Shares as shall be determined by the Board and set forth in the Award Agreement containing the terms of such Restricted Share Award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Board so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the Shares covered by the Restricted Share Award. The Award Agreement may also, in the discretion of the Board, set forth performance or other conditions that will subject the Shares to forfeiture and transfer restrictions. The Board may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share Awards.

7.2. Delivery of Shares and Transfer Restrictions. At the time of a Restricted Share Award, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Board, in its discretion, may determine. The applicable Award Agreement will specify whether a grantee has the right to receive dividends with respect to the Restricted Shares prior to the lapsing of transfer restrictions. Unless otherwise provided in the applicable Award Agreement, the grantee shall have all other rights of a stockholder with respect to the Restricted Shares, including the right to vote such Shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Shares; (ii) none of the Shares may be transferred except for disposition by gift, will or the laws of descent and distribution during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Board at or after grant, all of the

Shares shall be forfeited and all rights of the grantee to such Shares shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company for the entire restricted period in relation to which such Shares were granted and unless any other restrictive conditions relating to the Restricted Share Award are met. Unless otherwise provided in the applicable Award Agreement, any Shares, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Shares subject to Restricted Share Awards shall be subject to the same restrictions, terms and conditions as such restricted Shares.

7.3. Termination of Restrictions. At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share Award are met, or at such earlier time as otherwise determined by the Board, all restrictions set forth in the Award Agreement relating to the Restricted Share Award or in the Plan shall lapse as to the restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant’s beneficiary or estate, as the case may be.

Section 8. Performance Awards.

8.1. Grant. The Board shall have sole and complete authority to determine the Employees who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Shares (including but not limited to Restricted Shares), (ii) valued, as determined by the Board, in accordance with the achievement of such Employees’ individual performance goals during such performance periods as the Board shall establish, and (iii) payable at such time and in such form as the Board shall determine.

8.2. Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Board shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

8.3. Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Board, on a deferred basis. Termination of employment prior to the end of any performance period, other than for reasons of death or Disability, will result in the forfeiture of the Performance Award, and no payments will be made. An employee’s rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Board may determine at or after grant.

Section 9. Non-Employee Director Awards.

9.1. Subject to applicable legal requirements, the Board may grant Awards to Non-Employee Directors pursuant to the terms of the Plan. In addition, the Board may provide that all or a portion of a Non-Employee Director’s annual retainer, meeting fees and/or other awards or compensation as determined by the Board, be payable in Shares reserved under the Plan and available for issuance.

9.2. Each Non-Employee Director shall receive an annual grant of Restricted Shares at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year; provided that the Board may provide in any Award Agreement, or may determine in any individual case, that any such restrictions or forfeiture conditions relating to Restricted Shares may be waived in whole or in part in the Board’s discretion. Notwithstanding Section 7 hereof, the number of Restricted Shares granted to each Non-Employee Director each year pursuant to such annual Award shall not exceed 8,000 Restricted Shares.

9.3. The Board shall determine the terms and conditions of any such Awards, including the terms and conditions which shall apply upon a termination or retirement of the Non-Employee Director’s service as a member of the Board, and shall have full power and authority in its discretion to administer such Awards, subject to the terms of the Plan and applicable law.

Section 10. Provisions Applicable To Covered Officers And Performance Awards.

10.1. Notwithstanding anything in the Plan to the contrary, unless the Board determines that a Performance Award to be granted to a Covered Officer should not qualify as “performance-based compensation” for purposes of Section 162(m), Performance Awards granted to Covered Officers shall be subject to the terms and provisions of this Section 10. Accordingly, unless otherwise determined by the Board, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Board discretion to increase the amount of compensation otherwise payable to a Covered Officer in connection with any such Award upon the attainment of the performance criteria established by the Board.

10.2. With respect to any Covered Officer, the maximum annual number of Shares in respect of which all Performance Awards may be granted under Section 8 of the Plan is 100,000 and the maximum amount of all Performance Awards that are settled in cash and that may be granted under Section 8 of the Plan in any year is $1,000,000.

10.3. To the extent necessary to comply with Section 162(m), with respect to grants of Performance Awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Board shall, in writing, (1) select the individual performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Board shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Board shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Board may deem relevant in its sole discretion to the assessment of individual performance for the performance period.

Section 11. Termination Of Employment.

The Board shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment with the Company and Affiliates, including a termination by the Company with or without Cause, by a Participant voluntarily, or by reason of death, Disability or Retirement, and may provide such terms and conditions in the Award Agreement or in such rules and regulations as it may prescribe.

Section 12. Change In Control.

The Board may specify in the applicable Award Agreement at or after grant, or otherwise by resolution prior to a Change in Control, that all or a portion of the outstanding Awards shall vest, become immediately exercisable or payable and have all restrictions lifted upon a Change in Control.

Section 13. Amendment And Termination.

13.1. Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement.

13.2. Amendments to Awards. Subject to the restrictions of Section 6.2 above and Section 13.5 below, the Board may waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

13.3. Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Board is hereby authorized to make equitable and proportionate adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (and shall make such adjustments for events described in Section 4.5 hereof) affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations or accounting principles.

13.4. Section 409A Compliance. No Award (or modification thereof) shall provide for deferral of compensation that does not comply with Section 409A of the Code unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if one or more of the payments or benefits received or to be received by a Participant pursuant to an Award would cause the Participant to incur any additional tax or interest under Section 409A of the Code, the Board may reform such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

13.5. Exercise Price of Awards. Once established, the exercise price of an Award shall not be changed absent an exemptive order from the SEC or written confirmation from its staff that the Company may do so.

Section 14. General Provisions.

14.1. Limited Transferability of Awards. Except as otherwise provided in the Plan, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by gift, will or the laws of descent and distribution. In addition, no transfer or disposition of an Award shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the gift affidavit, will and/or such other evidence as the Board may deem necessary or appropriate to establish the validity of the transfer.

14.2. Dividends. In the sole and complete discretion of the Board, an Award may provide the Participant with dividends, payable in cash, Shares, other securities or other property on a current or deferred basis. All dividends which are not paid currently may, at the Board’s discretion, accrue interest, be reinvested into additional Shares, or, in the case of dividends credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Section 4 shall not be reduced to reflect any dividends that are reinvested into additional Shares or credited as Performance Awards.

14.3. No Rights to Awards. No Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each Participant.

14.4. Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations and other requirements of the SEC or any state securities commission or regulatory authority, any stock exchange or other market upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

14.5. Withholding. A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Board may provide for additional cash payments to holders of Options to defray or offset any tax arising from the grant, vesting, exercise or payment of any Award.

14.6. Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and may specify the terms and conditions of the Award and any rules applicable thereto. In the event of a conflict between the terms of the Plan and any Award Agreement, the terms of the Plan shall prevail. The Board shall, subject to applicable law, determine the date an Award is deemed to be granted. The Board or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement’s or document’s effectiveness that such agreement or document be executed by the Participant, including by electronic signature or other electronic indication of acceptance, and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

14.7. No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options or Restricted Shares.

14.8. No Right to Employment. The grant of an Award shall not be construed as giving an Employee the right to be retained in the employ of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss an Employee from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in an Award Agreement.

14.9. No Rights as Stockholder. Subject to the provisions of the Plan and the applicable Award Agreement, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until such person has become a holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Shares hereunder, the applicable Award Agreement shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Shares.

14.10. Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Maryland without giving effect to conflicts of laws principles.

14.11. Severability. If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

14.12. Other Laws. The Board may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non-U.S. laws or regulations) or entitle the Company to recover the same under Exchange Act Section 16(b), and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

14.13. No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

14.14. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Board shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

14.15. Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

14.16. 1940 Act. No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the changes to their Awards and such change shall be binding on such Participant.

Section 15. Term Of The Plan.

15.1. Effective Date. The Plan shall become effective upon approval by the stockholders of the Company and the Board; provided, however, that the Plan shall not be effective with respect to any Award to a Non-Employee Director or any award of Restricted Shares unless the Company has received any required order from the SEC that permits such Award.

15.2. Expiration Date. No new Awards shall be granted under the Plan after the tenth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth anniversary of the Effective Date.

EXHIBIT B

Verification Required by Rule 0-2(d)

VERIFICATION

STATE OF NORTH CAROLINA	}
}
COUNTY OF WAKE	}

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached Application for and on behalf of Triangle Capital Corporation (“Triangle”) that he is the Chairman of the Board, Chief Executive Officer and President of Triangle and that all actions by the stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III
Name:	Garland S. Tucker, III
Title:	Chairman of the Board, Chief Executive Officer and President

EXHIBIT C

Resolutions of the Board of Directors

WHEREAS, the Board believes that it is in the best interests of the Corporation and its shareholders and that, in order to recruit and retain employees and directors, it is necessary to incentivize employees and directors of the Corporation and its subsidiaries through the issuance from time to time of restricted shares of common stock of the Corporation, par value $0.001 per share (the “Restricted Shares”) and other equity-related grants; and

WHEREAS, the issuance of the Restricted Shares and other equity related awards to employees and directors may require certain exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the Commission;

NOW, THEREFORE BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized to execute in the name of the Company and to file with the SEC an application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act (the “Exemptive Application”), substantially in the form as has been submitted to and considered by each member of the Board concurrent with the circulation of these resolutions, with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions; and

FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that in each and every instance in the foregoing resolutions when the Authorized Officers of the Corporation are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each Authorized Officer individually and singly with full authority to act without the other Authorized Officers.